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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Lennar Corporation
              -----------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.10 per share
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   5260571004
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                               Chester P. Sadowski
         Senior Vice President - Controller and Chief Accounting Officer
                              U.S. Home Corporation
                                 10707 Clay Road
                              Houston, Texas 77041
                                 (713) 877-2311
              -----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With a copy to:
                             Stephen C. Koval, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022

                                 March 17, 2000
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), (f) OR (g), CHECK THE FOLLOWING BOX / / .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                  (Page 1 of 4)
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CUSIP NO. 5260571004              SCHEDULE 13D                PAGE  2 OF 4 PAGES

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 U.S. Home Corporation
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)/ /
                                                                         (b)/ /

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3       SEC USE ONLY

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4       SOURCE OF FUNDS *

             OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               / /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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                         7       SOLE VOTING POWER
      NUMBER OF
                                 - 0 -
        SHARES         ---------------------------------------------------------
                         8       SHARED VOTING POWER
     BENEFICIALLY
                                 9,892,755
      OWNED BY         ---------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
        EACH
                                 - 0 -
      REPORTING        ---------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
     PERSON WITH
                                 - 0 -
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,892,755 - See Item 5
        (Not to be construed as an admission of beneficial ownership)
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *  / /

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.3% - See Item 5
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14      TYPE OF REPORTING PERSON *

             CO
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                               * SEE INSTRUCTIONS
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                                                                     Page 3 of 4


                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No.1, dated April 18, 2000, to the statement on Schedule 13D (the "Statement"; capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Statement), dated February 28, 2000, filed by U.S. Home Corporation, a Delaware corporation ("U.S. Home"), relates to the common stock, par value $0.10 per share, of Lennar Corporation, a Delaware corporation (the "Issuer"), amends such Statement as follows:

Item 4. Purpose of Transaction

         As of March 17, 2000, U.S. Home, the Issuer and Len Acquisition Corporation entered into an Amendment to Merger Agreement (the "Amendment"). The Amendment is filed as Exhibit 1 hereto, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

         1. Amendment to Merger Agreement, dated as of March 17, 2000, among
U.S. Home Corporation, Lennar Corporation and Len Acquisition Corporation. Incorporated by reference to Exhibit 99.1 to U.S. Home Corporation's Current Report on Form 8-K dated April 17, 2000.
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                                                                     Page 4 of 4


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   April 18, 2000


                                U.S. HOME CORPORATION


                                By: /s/Chester P. Sadowski
                                   --------------------------------------------
                                   Name:  Chester P. Sadowski
                                   Title: Senior Vice President - Controller
                                          and Chief Accounting Officer